Jill Livesay
Senior Vice President, Controller

February 28, 2008	5008 Airport Road
Roanoke, Virginia 24012
H. Christopher Owings	Direct	540-561-6426
Assistant Director	Fax	540-561-6445
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via:  Facsimile AND EDGAR

Re:  Advance Auto Parts, Inc.
Form 10-K For Fiscal Year December 30, 2006
Filed February 28, 2007
File No. 001-16797
Definitive Proxy Statement on Schedule 14A
Filed April 11, 2007
File No. 001-16797

Dear Mr. Owings,

This letter sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comments, dated February 13, 2008, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the Fiscal Year Ended December 30, 2006 filed on February 28, 2007 (the “10-K”) and the Definitive Proxy Statement on Schedule 14A filed on April 11, 2007 (the “Proxy Statement”).  In order to ease your review, we have repeated each comment in its entirety.

Form 10-K for Fiscal Year Ended December 30, 2006

Note 14.  Income Taxes, page F-26

1.
We have read your response to our comment six of our letter dated December 31, 2007.  With respect to the portion of your response that addresses purchasing and warehousing costs included in inventory your response does not adequately explain why there would be a large difference between tax and GAAP.  You highlight that certain transportation, storage and purchasing costs are responsible for the differences.  However, we direct your attention to Treasury Regulation 1.263A-3(c)(3), (4) and (5) which indicate minimal differences between the costs that you are required to capitalize as part of inventory under Unicap and the expenses you disclose in note 2 to your financial statements.  Further, we note that in note 5 to your financial statements you disclose that the total amount of purchasing and warehousing costs capitalized under GAAP was $95.6 million.  The amount of deferred tax liability associated with purchasing and warehousing costs appears unusually large in comparison with the amount you have capitalized for GAAP purposes.  Please provide us with a more detailed analysis that identifies the specific costs, including dollar amounts that you are treating differently for GAAP and tax purposes.

Response:  In our response dated January 31, 2008, we identified a deferred tax liability of $23.4 million related to purchasing and warehousing costs.  We note your reference to Treasury Regulation 1.263A-3(c)(3), (4) and (5) (the “Treasury Reg”).  We agree that there are minimal differences between the purchasing and warehousing costs that we capitalize under accounting principles generally accepted in the United States of America (“GAAP”) and those noted in the Treasury Reg.  While our response dated January 31, 2008 stated that we had differences, the major portion of our deferred tax is due to the method in which the capitalized costs are expensed for GAAP and tax purposes, and not due to the specific types of costs.  We would also like to note that during 2006 we capitalized $195.1 million under GAAP and $184.4 million for tax purposes, respectively, of which $95.6 million remained in inventory for GAAP and $36.1 million remained in inventory for tax purposes at December 30, 2006.  The approximate deferred tax differences are attributable to the following:

Table 1
Amount
Description	(in millions)
Expense Methodology	$56.2
Cost Differences	3.3
Total	$59.5

Deferred Tax Liability (39.3% tax rate)	$23.4

Expense Methodology:

Since the specific costs used in calculating capitalizable costs for GAAP and tax purposes are substantially the same, the primary reason for the difference between purchasing and warehousing costs included in inventory for GAAP and tax purposes is the difference in the expense methodology for capitalizing costs to ending inventory.  For GAAP purposes, the Company determines which costs remain capitalized to inventory each period by dividing the purchasing and warehousing costs eligible for capitalization during a period by the purchases of inventory during the period and applying that percentage to the amount remaining in inventory at period end.  The balance of purchasing and warehousing costs is reported in current period cost of sales.

We adopted the Unicap methodology for both GAAP and tax purposes in 1986, when the Unicap regulations became effective.  The methodology used at the time of adoption was substantively the same for GAAP and tax purposes.  However, in 1996, we obtained approval from the IRS through a Form 3115 filing to utilize a specific identification method to allocate IRC Section 263A capitalizable costs to ending inventory.  We did not change our methodology for GAAP purposes at this time, thus creating the current difference in methods.  Under the specific identification method, the Company determines the amount of the purchasing and warehousing costs to be allocated to specific units and records that amount as a cost of sale upon the sale of that specific unit. The amount capitalized that remains in inventory is lower for tax than GAAP purposes because the overall unit inventory turn rate is approximately 35 percent faster than the dollar inventory turn rate due to the high turnover of low-dollar units.  Additionally, the methodology used to determine the amount that remains in inventory for tax purposes calculates the costs of handling inventory by category.  The categories with higher units on hand are on average less expensive to handle per unit, which causes fewer dollars to remain in inventory for tax.

Cost Differences:

Cost differences exist between GAAP and tax as noted in the table below.

Table 2
Description
(in millions)	GAAP	Tax	Difference
Management Activities Costs	$5.9	$10.7	$(4.8)
Warehousing Costs	186.4	163.4	23.0
Mixed Service Costs	2.8	10.3	(7.5)
Total	$195.1	$184.4	$10.7	[a]

a – The $3.3 million of cost differences noted in Table 1 is the amount remaining in the balance sheet of $10.7 million in total cost differences capitalized during 2006.

We capitalize certain warehousing costs for GAAP and tax purposes based upon the various activities that occur.  The differing treatments of the activities are:

•
Management Activities Costs: Costs related to purchasing and replenishment payroll costs within our supply chain are capitalized for GAAP and tax purposes.  Payroll costs associated with management activities attributable to business activities as a whole are not capitalized to the cost of inventory for GAAP purposes while they are required to be capitalized for tax purposes.  During 2006, the Company capitalized $5.9 million for GAAP and $10.7 million for tax for these purposes.

•
Warehousing Costs: Capitalizable expenditures at the distribution centers are costs connected with the receiving, replenishment, order pulling, shipping, and transportation functions performed at those facilities.  The main differences between capitalizable costs at the distribution centers for GAAP purposes as opposed to tax purposes are related to the reclamation and cycle count processes.  During 2006, the Company capitalized $186.3 million for GAAP and  $163.4 million for tax related to these warehousing costs for the following items:

o
Each distribution center facility has a reclamation area dedicated to processing defective and discontinued inventory.  The warehousing costs associated with operating this area are not capitalized for GAAP or tax purposes due to the costs being directly related to inventory that is no longer held for sale.  For tax purposes a portion of freight costs is allocated to the reclamation process while it is not allocated for GAAP purposes.  The defective and discontinued inventory is picked up at a store at the time of each scheduled inventory delivery and brought back to a distribution center to be processed and returned to the vendor.  For GAAP purposes none of the freight costs are allocated to the reclamation process due to the fact that the truck would be returning to the distribution center with or without any reclamation product and no incremental costs are incurred by carrying the reclamation product back to the distribution center.

o
The cycle count process involves scheduled routine physical inventory counts of the stock keeping units (“SKUs”) stored within the distribution center.  These costs are capitalized for GAAP purposes as we have determined these costs to be part of distributing inventory to stores.  These costs are not capitalized for tax purposes as the cycle count costs have been deemed not to fit the definition of handling costs or storage costs for tax.

•
Mixed Service Costs: Mixed service costs as defined in Treasury Regulation 1.263A-1(e) (4) (ii) (C) are service costs that are partially allocable to production or resale activities (capitalizable mixed service costs) and partially allocable to non-production or non-resale activities (deductible mixed service costs).  Service costs are defined in Treasury Regulation 1.263A-1(e)(4)(i)(A) as indirect costs (e.g. general and administrative) that can be identified specifically with a service department or function, or that directly benefit or are incurred by reason of a service department or function.  Mixed service costs are not included as part of capitalizable costs for GAAP purposes with the exception of certain local area warehouse (“LAW”) costs, but are included for tax purposes.  A LAW is one physical location which houses a retail outlet as well as an area warehouse and is capitalizable as the location is segregated between the two areas and the costs of the warehouse section can be determined readily and segregated from the sales section of the store.  A total of $2.8 million of these costs were deemed to be capitalizable for GAAP purposes and $10.3 million was determined to be capitalizable for tax purposes.

Schedule 14A

Compensation Discussion & Analysis, page 13

Annual Incentive Plan, page 14

2.
We are in receipt of your response to our comment 13 of our letter dated December 31, 2007.  We note your indication that you disclose on page 15 of your Proxy Statement the 2006 financial performance targets and their relative weights, however, the disclosure that appears on the referenced page appears to contain only the weight of such targets.  In future filings, please ensure that you disclose the amounts used for the financial targets for 2006.  Also, with respect to the reason why you have not disclosed the financial targets for 2007, please tell us with greater specificity as to why the disclosure could have a “detrimental effect on [y]our ability to negotiate with vendors and customers.”  We also note your indication that “[a]ny actions taken in early 2007 to set performance targets for fiscal year 2007 had no impact on the compensation paid to executives for the prior year.”  It is not clear what you mean when you state the targets “had no impact.”  Please revise to clarify.

Response:  The Company notes the Staff’s comments and agrees to include the amounts used for the financial targets for 2006 in future filings.

With respect to our statement that disclosing the current year’s financial and strategic targets would be detrimental, we believe that such disclosure could have had a negative impact on the Company’s ability to negotiate with our

vendors and suppliers by allowing them to determine our sales and operating income goals when pricing goods and services.   The disclosure of the Company’s internal financial and strategic targets could also lead customers, vendors and others to make assumptions about the Company’s business and retail pricing practices that may not be accurate.

In addition, to clarify our statement that our performance targets may not have an impact on compensation paid to employees, the bonuses paid to the Company’s named executive officers under the annual incentive plan in any given year are not affected by the financial and strategic thresholds and targets set in subsequent years for the subsequent year bonus award.   In other words, the financial and strategic thresholds and targets set in early 2007 for the 2007 bonus award did not affect the amount of the bonuses awarded to the named executive officers with respect to fiscal year 2006.  Accordingly, disclosure of the financial and strategic thresholds and targets that were established for fiscal year 2007 is not information that is material to an understanding of the named executive officers’ compensation for the completed fiscal year and may properly be excluded.  Furthermore, we respectfully submit that Instruction 2 of Item 402(b) of Regulation S-K does not require disclosure of the specific financial and strategic thresholds and targets for 2007.

Long Term Incentive Compensation, page 15

3.	We are in receipt of your response to our comment 15 of our letter dated December 31, 2007. In future filings, please confirm that you will disclose the explanation you provided in your response.

Response: In future filings, we will disclose the explanation of total compensation provided in our response dated January 31, 2008, to comment 15 of your comment letter.

Thank you for your attention to the Company’s responses to your comments.  Should you have any questions or comments with respect to this filing, please call me at (540) 561-6426.

Sincerely,

/s/ Jill A. Livesay

Jill A. Livesay
Senior Vice President, Controller

cc:      Mara L. Ransom (Securities and Exchange Commission)
           Cynthia Dunnett (Bingham McCutchen LLP)